Redemption Rock Brewing Corporation

Unreviewed, Unaudited Financial Statements

REDEMPTION ROCK BREWERY CO BALANCE SHEET 2016-2017		2016		2017
CURRENT ASSETS				
Cash	($	36,113)	($	2,207)
Accounts Receivable	($	-)	($	-)
Inventory	($	-)	($	-)
Prepaid Expenses	($	3,500)	($	4,500)
Other Current Assets	($	-)	($	-)
	($	39,613)	($	6,707)
FIXED ASSETS				
Leasehold Improvements	($	7)	($	38)
Equipment	($	1,935)	($	3,427)
Furniture & Fixtures	($	39)	($	2,024)
Accumulated Depreciation	($	-)	($	-)
	($	1,981)	($	5,490)
TOTAL ASSETS	**($**	**41,593)**	**($**	**12,197)**
CURRENT LIABILITIES				
Current Portion of Long Term Debt	($	-)	($	-)
Accounts Payable	($	-)	($	-)
Current Income Taxes Payable	($	-)	($	-)
Line of Credit	($	-)	($	-)
Dividends Payable	($	-)	($	-)
Other Current Liabilities	($	-)	($	-)
	($	-)	($	-)
LONG-TERM LIABILITIES				
Term Loan	($	-)	($	-)
Convertible Debt	($	72,000)	($	122,000)
Accrued Interest	($	2,705)	($	12,984)
	($	74,705)	($	134,984)
STOCKHOLDERS' EQUITY				
Paid-in Capital	($	-)	($	-)
Retained Earnings (Deficit)	($	(33,111)	($	(122,788)
	($	(33,111)	($	(122,788)
TOTAL LIABILITIES & EQUITY	**($**	**41,593)**	**($**	**12,197)**

Unaudited Financial Statements

REDEMPTION ROCK BREWERY CO 2017 INCOME STATEMENT	2016	2017
REVENUES		
Wholesales	($ -)	($ -)
Taproom Sales	($ -)	($ -)
Cafe Sales	($ -)	($ -)
Merchandise Sales	($ -)	($ -)
Total Revenues	($ -)	($ -)
EXPENSES		
Cost of Goods Sold	($ -)	($ -)
Beer	($ -)	($ -)
Cafe	($ -)	($ -)
Merchandise	($ -)	($ -)
Labor Cost	($ 20,117)	($ 61,867)
Base Pay	($ -)	($ 32,540)
Payroll Taxes	($ -)	($ 12,177)
Health Benefits	($ -)	($ 1,777)
Training	($ 20,117)	($ 15,373)
Perks	($ -)	($ -)
Onboarding	($ -)	($ -)
Insurance Costs	($ -)	($ -)
Workers' Compensation	($ -)	($ -)
Directors' Liability	($ -)	($ -)
General & Liquor Liability	($ -)	($ -)
Property	($ -)	($ -)
Other Miscellaneous	($ -)	($ -)
Property Costs	($ -)	($ -)
Base Rent	($ -)	($ -)
NNN	($ -)	($ -)
Utlities	($ -)	($ -)
Repairs & Maintenance	($ -)	($ -)
Professional Services & Fees	($ 8,853)	($ 2,077)
Legal Services	($ 7,526)	($ 104)
Accounting Services	($ -)	($ -)
Consulting Services	($ 1,250)	($ 500)
Subscriptions & Memberships	($ 62)	($ 1,029)
Other	($ 15)	($ 445)
Technology	($ 96)	($ 14,399)
Tidestone ERP	($ -)	($ 13,098)
Vicinity Brew	($ -)	($ -)
Toast POS	($ -)	($ -)
Credit Card Processing	($ -)	($ -)
Other	($ 96)	($ 1,301)
Supplies	($ 212)	($ 568)
Front of House	($ 172)	($ 545)
Beer Gas	($ -)	($ -)
Brewery	($ -)	($ -)
Office	($ 40)	($ 23)
Research & Development	($ -)	($ -)
Test Batches	($ -)	($ -)
Cafe	($ -)	($ -)
Dated & Damaged Product	($ -)	($ -)
Marketing Expense	($ 1,129)	($ 486)
Website & Brand Development	($ 787)	($ 199)
Marketing Collateral	($ 215)	($ -)
Promotional Items	($ -)	($ -)
Advertising	($ -)	($ -)
Marketing Software	($ 127)	($ 287)
Excise Tax	($ -)	($ -)
Federal	($ -)	($ -)
State	($ -)	($ -)
Sales Expense	($ -)	($ -)
Miscellaneous	($ -)	($ -)
Interest Expense	($ 2,705)	($ 10,280)
Depreciation	($ -)	($ -)
Total Expenses	($ 33,111)	($ 89,677)
Net Income	($ 33,111)	($ 89,677)

REDEMPTION ROCK BREWERY CO 2017 CASH FLOW STATEMENT	2016	2017
Net Income	($ (33,111)	($ (89,677)
Add back: Depreciation Expense	($ -)	($ -)
Adjustments to Reconcile Net Income to Operating Net Cash		
Change in A/R	($ -)	($ -)
Change in Inventory	($ -)	($ -)
Change in Prepaid Expenses	($ (3,500)	($ (1,000)
Change in Other Current Assets	($ -)	($ -)
Change in Current Portion of LTD	($ -)	($ -)
Change in A/P	($ -)	($ -)
Change in Current Income Taxes Payable	($ -)	($ -)
Change in Line of Credit	($ -)	($ -)
Change in Dividends Payable	($ -)	($ -)
Change in Other Current Liabilities	($ -)	($ -)
Cash Flows from Operating Activities	**($ (36,611)**	**($ (90,677)**
Capital Expenditures	($ (1,981)	($ (3,509)
Long-Term Investments	($ -)	($ -)
Other	($ -)	($ -)
Cash Flows from Investing Activities	**($ (1,981)**	**($ (3,509)**
Term Loan - Principal	($ -)	($ -)
Term Loan - Interest Paid	($ -)	($ -)
Convertible Debt	($ 72,000)	($ 50,000)
Change in Accrued Interest	($ 2,705)	($ 10,280)
Paid-In Capital	($ -)	($ -)
Dividends Paid	($ -)	($ -)
Income Tax Paid	($ -)	($ -)
Cash Flows from Financing Activities	**($ 74,705)**	**($ 60,280)**
NET CASH FLOW	**($ 36,113)**	**($ (33,906)**
Beginning Balance	($ -)	($ 36,113)
Ending Balance	($ 36,113)	($ 2,207)

Unaudited Financial Statements

REDEMPTION ROCK BREWERY CO
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2017

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Redemption Rock Brewery Co. ("the Company") is a corporation formed under the laws of the State of Massachusetts. The company will derive revenue from the manufacture and sale of beer, as well as coffee and other cafe beverages, pre-packaged food and branded merchandise. Beer sales will primarily be direct-to-consumer, with eventual expansion to include distribution to on-premise and off-premise sales accounts.

The company will conduct an equity crowdfund offering during the fourth quarter of 2018 for the purpose of raising funds for capital expenditures. The company's ability to achieve management's sales objectives may be dependent on the outcome of the offering or management's other efforts to raise funding for capital expenditures.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash balances.

Revenues

The company is currently pre-revenue and has not recorded any sales (and will not until the funding round has closed and we are able to open to the public). All cash flows at

this time are derived from previous funding rounds. We also carry no accounts receivable, inventory, or cost of goods sold.

NOTE C - LEASES

The Company has a 10-year lease (plus two 5-year tenant options) on a 6,200 sf space but has not begun making payments towards the lease. Once the owner delivers the space, the company will pay utilities only, up until 60 days after all licenses are obtained at which point the company will start making monthly rent payments in the amount of $8,654.17.

NOTE D - NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 2% per quarter and have fourty-eight month terms, with the earliest commencing in July of 2016. At the time of the Company reaching a cumulative revenue of $2M, occurring on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

The Company also has a promissory note outstanding which was advanced by three of its founders, a related party, in the amount of $200,000. The loan is non-interest bearing and payable on demand with thirty days' notice to the Company by the lender.